Mail Stop 3561

March 6, 2007

<u>Via Fax & U.S. Mail</u>

Mr. William C. Niegsch, Jr.
Executive Vice President, Chief Financial Officer
4849 Evanswood Drive
Columbus, Ohio 43229

      Re: **Max & Erma's Restaurants, Inc.**
                Form 10-K for the year ended October 29, 2006
                Filed January 17, 2007
                File No. 000-11514

Dear Mr. Niegsch:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Joseph A. Foti
                Senior Assistant Chief Accountant